VEON Announces Annual General Meeting; Ursula Burns to Step Down As Chairman Amsterdam, 1 May 2020 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces that its Board of Directors has set the date for the Company’s Annual General Meeting of Shareholders for 1 June 2020 (the “2020 Annual General Meeting”). The record date for the 2020 Annual General Meeting has been set for 1 May 2020. The agenda for the 2020 Annual General Meeting is as follows: 1. Shareholders to receive the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2019; 2. Re-appoint PricewaterhouseCoopers Accountants N.V. as auditor of the Company for a term expiring at the conclusion of the 2021 Annual General Meeting of Shareholders and authorize the Board to determine the remuneration of the auditor; 3. Election of individual directors to the Board; and 4. Any other business which may properly come before the meeting or any adjournment of the meeting. Ursula Burns, who has been Chairman of the Board of Directors for nearly three years, has decided to step down and will not stand for re-election at the 2020 Annual General Meeting. Guillaume Bacuvier, Sir Julian Horn-Smith and Guy Laurence have also opted to not stand for re-election. The candidates put forward for election to the Board include seven directors currently serving on the Board: Osama Bedier, Mikhail M. Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats, and Alexander Pertsovsky, as well as five new candidates: Hans Holger Albrecht, Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey (bios included below). Ms. Burns has successfully led the Company through a key phase of its transformation, including: the sale of VEON’s Italian operations to CK Hutchison, the successful conclusion of the DOJ/SEC compliance monitorship, the appointment of Kaan Terzioglu and Sergi Herrero as co-CEOs in February 2020 and the minority acquisition and take-private of the Company’s Egyptian listed company, Global Telecom Holding S.A.E. Commenting on her departure, the Board stated: “Ursula has been a major force across the VEON Group, driving important governance and cultural change, remaking the leadership team and setting us up for growth. She has also been instrumental in strengthening the Board of Directors and the recruitment of our new directors.” Mikhail Fridman added “We have been fortunate to have Ursula as Chairman; her leadership, perspective and integrity have had an important impact on the Company and we thank her for building such a strong team and for positioning VEON for the future.” Ms. Burns commented: “The past three years with VEON has been an extraordinary experience and I am pleased with what we have been able to accomplish. The Company is well positioned with a strong executive team leading our strategy and operations. In addition, the new members of the Board bring a set of skills and expertise which will support the Company’s continued expansion into new areas such as digital financial services.” Ms. Burns added: “I would like to thank Guy, Sir Julian and Guillaume for their service as directors. They have each been strong partners to me as Chairman and their input and support to the Company have been stellar.” Further details on the agenda, the slate of nominees to the Board and procedural matters related to the 2020 Annual General Meeting will be made available through an official notice distributed by VEON to its shareholders prior to the meeting. New Director Bios HANS-HOLGER ALBRECHT Mr Albrecht currently serves as Chief Executive Officer of Deezer. He was born in Germany and studied law, earning a Ph.D. at the University of Bochum, before undertaking a variety of management roles in the media, technology and telecommunications industries including as Chief Executive of Millicom International Cellular S.A. (from 2012 to 2015) and Modern Times Group MTG AB (from 1998 to 2012). MARIANO DE BEER Mr De Beer most recently served as Chief Commercial and Digital Officer and Member of Global Executive Committee of Telefonica UK (from 2016 to 2020). Previously, he held a variety of roles at Telefonica Brasil, RBS Brasil and Microsoft, where he headed Microsoft’s Brazil business and Latam markets. He graduated with a Bachelors in marketing from the Universidad Argentina de la Empresa in 1992 and obtained an M.B.A. from Georgetown University in 1996. PETER DERBY Mr Derby is founding partner of Concinnity Advisors LP. After growing up in Russia and the United States, he graduated with a Bachelors from New York University in 1983. His career in banking and finance has included roles at National Westminster Bank and Chase Manhattan Bank. In 1990, he established one of the first private banks in Russia, Dialog Bank, and he was appointed as the Chief Operating Officer of the United States Securities and Exchange Commission from 2003 to 2005. AMOS GENISH Mr Genish is the Senior Partner and Head of Digital Retail at BTG Pactual prior to which he held a number of senior positions in the telecommunications, media and technology industries, including as Chief Executive Officer of Telecom Italia and Telefonica Brasil. He started his career at KPMG in Israel in 1986 after graduating from the Tel Aviv University with a Bachelors in Accounting and Economics. STEPHEN PUSEY Mr Pusey is a Senior Advisor at Bridge Growth Partners prior to which he was the Group Chief Technology Officer at Vodafone from 2006 to 2015. He started his career at British Telecom in 1977 and held a variety of senior positions at Nortel Networks from 1982 to 2006, including as President for Europe from 2005. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. 2

Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contacts INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com 3